Exhibit 16

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

March 29, 2002

Ladies and Gentlemen:

We have read paragraphs one through four of Item 4 included in the Form 8-K dated April 4, 2002 of Compass Bancshares, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

By
   C.   Matthew Lusco

caw

Copy to:
   Mr. Timothy L. Journy
   Executive Vice President and Controller
   Compass Bancshares, Inc.